Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces ELND-005 Presentations at the American Academy of Neurology Meeting

TORONTO, ON, April 26th, 2012 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX:TTH, NASDAQ:TTHI) announced that three ELND-005 poster presentations were presented yesterday at the American Academy of Neurology meeting in New Orleans, Louisiana. These presentations described responder analyses and characteristics, along with findings on the effect of ELND005 on the emergence of neuropsychiatric symptoms.

Presentation # P04.194:

Responders to ELND005 (Scyllo-Inositol) Demonstrate Clinical and Biomarker Characteristics Consistent with Mild Alzheimer's Disease: Data from a 78-Week Phase 2 Study in Mild to Moderate AD

Authors: Porsteinsson et al.

Presentation # P04.195:

Responder Analyses from a 78-Week Phase 2 Placebo-Controlled Study of ELND005 (Scyllo-Inositol) in Mild to Moderate Alzheimer's Disease

Authors: Salloway et al.

Poster Presentation # P04.215:

The Effects of ELND005 (Scyllo-Inositol) on Emergence of Neuropsychiatric Symptoms (NPS) in Mild/Moderate Alzheimer's Disease: Results from a 78-Week Phase 2 Study

Authors: Tariot et al.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz
Chairman & Chief Executive Officer
Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223
tcruz@transitiontherapeutics.com